EXHIBIT 3.6

CERTIFICATE OF AMENDMENT
OF

THE RESTATED

CERTIFICATE OF INCORPORATION
OF SANMINA-SCI CORPORATION

Sanmina-SCI Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:              The name of the Corporation is Sanmina-SCI Corporation.

SECOND:         The date on which the Corporation’s original Certificate of Incorporation was filed with the Delaware Secretary of State is May 9, 1989.

THIRD:             The Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the General Corporation Law of the State of Delaware adopted resolutions amending the first paragraph of Article 4 of the Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“4.        The Corporation is authorized to issue two classes of capital stock:  Preferred Stock, $0.01 par value per share, and Common Stock, $0.01 par value per share.  The total number of shares of Preferred Stock which the Corporation shall have the authority to issue is 5,000,000 (the “Blanket Preferred”).  The total number of shares of Common Stock which the Corporation shall have the authority to issue is 166,666,666 shares. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each six (6) shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.01 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on The NASDAQ Global Select Market as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.”

FOURTH:        This Certificate of Amendment of Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation at a special meeting of stockholders called and held upon notice in accordance with Section 222 of the Delaware

General Corporation Law.  A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment of Restated Certificate of Incorporation.  The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

FIFTH: This Certificate of Amendment shall be effective at 5:00 p.m., Eastern time, on August 14, 2009.

IN WITNESS WHEREOF, Sanmina-SCI Corporation has caused this Certificate of Amendment to be signed by its Corporate Secretary as of July 27, 2009.

SANMINA-SCI CORPORATION

/s/ Michael R. Tyler
Michael R. Tyler, Corporate Secretary